VERI-TEK INTERNATIONAL, CORP.

June 5, 2007

VIA EDGAR AND FACSIMILE

Tim Buchmiller, Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Registration Statement on Form S-3, as amended
File Number 333-139576

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for June 7, 2007 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, Veri-Tek International, Corp. hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Veri-Tek International, Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Veri-Tek International, Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Carolyn T. Long at Foley & Lardner LLP, our counsel, at (813) 225-4177.

Very truly yours,

Veri-Tek International, Corp.

/s/ David H. Gransee
David H. Gransee
Vice President and Chief Financial Officer